Inergy Midstream, L.P.

Two Brush Creek Boulevard, Suite 200

Kansas City, Missouri 64112

Via EDGAR and Federal Express

July 18, 2013

United Stated Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, D.C. 20459

Attn: Mara L. Ransom, Assistant Director

Re:	Inergy Midstream, L.P.
Amendment No. 1 to Registration Statement on Form S-4
Filed June 26, 2013
File No. 333-188930

Dear Ms. Ransom:

Set forth below are the responses of Inergy Midstream, L.P., a Delaware limited partnership (“NRGM,” “we” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 11, 2013, with respect to Amendment No. 1 to NRGM’s Registration Statement on Form S-4, File No. 333-188930, filed with the Commission on June 26, 2013.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text.

General

1. We note your response to comment 2, addressing the applicability of Rule 13e-3. We have reviewed your analysis of the Commission and staff guidance regarding multi-step plans for the acquisition of a class of equity securities of an issuer by or on behalf of a person who becomes an affiliate of the issuer prior to the consummation of the last step. We do not view this guidance as being clearly applicable to the CMLP merger. As an initial matter, in the context of a multi-step plan for the acquisition of CMLP common units, the acquisition can be viewed as an indirect “purchase” of these securities by Crestwood Holdings, a pre-existing affiliate of CMLP. We also note the following differences between the guidance you cite and the CMLP merger:

•

In the CMLP merger, there appears to be no multi-step plan for the acquisition of CMLP common units consisting of an initial transaction, followed by an acquisition of the “balance of the outstanding securities of such class.” See Q&A No. 8 in SEC Release No. 34-17719 (April 13, 1981). The entire purchase of

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CMLP common units will occur only in the merger, and no “balance” will consequently exist. At the time of this “initial acquisition” of CMLP securities, both Crestwood Holdings and NRGM would appear to be affiliates of CMLP.

•	Crestwood Holdings was and will be affiliated with CMLP at all times, will be engaged in all steps of the transaction, and will control the surviving entity.

•	Not all steps in the transaction involve the CMLP common units.

•

The acquisition of the entire class of CMLP common units will not be for the same price. Crestwood Holdings will receive different consideration from unaffiliated unit holders of CMLP, given that it will receive no cash in the merger and will instead receive an indirect controlling interest in the surviving entity.

Please provide further analysis addressing these points, and advise us as to why you believe that this transaction should not be subject to Rule 13e-3, or a file a Schedule 13E-3 with respect to the transaction. Please note that we do not view the exception to Rule 13e-3 provided in Rule 13e-3(g)(2) to be available when security holders receive cash in the transaction, unless security holders are offered an alternative of cash in substantially equal value to the equity security meeting the requirements of the exception. See Q&A No. 11 in Release No. 34-17719. Accordingly, the Rule 13e-3(g)(2) exception is not available in this circumstance.

Response:

We acknowledge the Staff’s comment, and respectfully advise the Staff that NRGM continues to believe that the proposed merger of Crestwood Midstream Partners LP (“CMLP”) and a subsidiary of NRGM (the “Merger”) does not constitute a “Rule 13e-3 transaction” within the meaning of Rule 13e-3 of the Securities Exchange Act of 1934, as amended.

NRGM respectfully advises the Staff that it does not believe that the Merger involves a “Rule 13e-3 transaction,” which is defined as any transaction or series of transactions involving, among other things, one or more of the following:

(A) A purchase of any equity security by the issuer of such security or by an affiliate of such issuer;

(B) A tender offer for or request or invitation for tenders of any equity security made by the issuer of such class of securities or by an affiliate of such issuer; or

(C) A solicitation subject to Regulation 14A of any proxy, consent or authorization of, or a distribution subject to Regulation 14C of information statements to, any equity security holder by the issuer of the class of securities or by an affiliate of such issuer, in connection with:

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a merger, consolidation, reclassification, recapitalization, reorganization or similar corporate transaction of an issuer or between an issuer (or its subsidiaries) and its affiliates; a sale of substantially all of the assets of an issuer to its affiliate or group of affiliates; or a reverse stock split of any class of equity securities of an issuer involving the purchase of fractional interests.

Clause (B) is clearly not applicable as the Merger does not involve a tender offer.

With respect to clause (A), we note that in the Staff’s comment, the Staff asserted that the Merger could be viewed as an indirect “purchase” of CMLP limited partnership units by Crestwood Holdings, a pre-existing affiliate of CMLP. NRGM does not believe that Crestwood Holdings can properly be viewed as making a “purchase”1 of CMLP common units in the Merger within the meaning of Rule 13e-3. Crestwood Holdings directly or indirectly owns 26,022,901 CMLP limited partner units (the “CMLP Units”), representing approximately 43.29% of the outstanding CMLP Units, and the remaining owners of CMLP Units own 34,083,730 CMLP Units, representing approximately 56.71% of the outstanding CMLP Units. In the Merger all of the CMLP Units will be converted into the right to receive 1.0700 common units of NRGM. Crestwood Holdings will receive no additional consideration in the Merger. The owners of CMLP Units other than Crestwood Holdings, however, will receive $1.03 in cash per CMLP Unit. As we explained in our response to the Staff’s initial comments, this cash component was intended to compensate the holders of CMLP Units other than Crestwood Holdings for an expected shortfall in post-Merger distributions as compared to cash distributions that would have been expected in the absence of the Merger. Importantly, Crestwood Holdings’ ownership in NRGM after giving effect to the Merger relative to the other owners of CMLP Units will be identical. Specifically, once the Merger becomes effective Crestwood Holdings will directly or indirectly own 27,844,504 common units of NRGM, representing approximately 18.5% of the outstanding NRGM common units, and the remaining owners of CMLP Units will own 36,469,591 NRGM common units, representing approximately 24.2% of the outstanding NRGM common units. In other words, of the NRGM common units issued in the Merger, the units will be issued to Crestwood Holdings and the other holders of CMLP in the exact same percentage as their relative ownership in CMLP (i.e., approximately 43.29% of the NRGM common units being issued will be issued to Crestwood Holdings and the remaining approximately 56.71% will be issued to the other owners of CMLP Units). Because Crestwood Holdings and the other owners of CMLP Units will be maintaining their relative ownership interests (and in fact, as a result of the Merger, the absolute percentage ownership of NRGM by Crestwood Holdings will actually be reduced relative to its absolute ownership interest of CMLP prior to the Merger), NRGM respectfully submits that Crestwood Holdings is not making any “purchase” in the Merger.

[1]	Rule 13e-3 defines a “purchase” as “any acquisition for value including, but not limited to: (i) any acquisition pursuant to the dissolution of an issuer subsequent to the sale or other disposition of substantially all the assets of the issuer to its affiliate, (ii) any acquisition pursuant to a merger, (iii) any acquisition of fractional interests in connection with a reverse stock split, and (iv) any acquisition subject to the control of an issuer or an affiliate of such issuer.”

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NRGM also respectfully advises the Staff that it does not believe that the Merger involves a “purchase” by any other affiliate of CMLP as required by clause (A) or a solicitation subject to Regulation 14A in connection with a merger between CMLP and any of its affiliates as required by clause (C). We note that in the Staff’s comment, the Staff indicated that, at the time of the Merger, NRGM would appear to be an affiliate of CMLP. However, as noted in our prior response, at the time the merger agreement was entered into, no affiliate relationship existed between NRGM and CMLP. The merger agreement instead was the product of an arm’s length negotiation.

As indicated in our prior response, the Commission has long recognized that Rule 13e-3 may technically encompass certain transactions that should not be within the purview of the going private rules, particularly in the context of multi-step acquisition transactions (see e.g. Release 24-17720 (April 13, 1981)). In our prior response, we analogized the Merger to a multi-step transaction of the type for which the Commission has historically taken no-action positions and asserted that similar treatment is appropriate for the Merger. NRGM respectfully submits that the Merger warrants the same treatment as given to multi-step acquisition transactions. The Staff noted in its comment letter that there were technical differences between the guidance NRGM cited and the Merger; in particular, that “there appears to be no multi-step plan for the acquisition of CMLP common units consisting of an initial transaction, followed by an acquisition of the ‘balance of the outstanding securities of such class’” and that “not all steps in the transaction involve the CMLP common units.” NRGM acknowledges that is technically the case but believes that the rationale for the Commission’s prior no-action position is equally applicable to the Merger, and that the differences cited result from the fact that the no-action position historically has involved a transaction with a corporation rather than a partnership. In the corporate context involving a multi-step acquisition, the acquisition of securities of the same class in an initial transaction is a prerequisite to Rule 13e-3 being implicated. That is because the acquiring party only becomes an affiliate due to the acquisition of voting shares of the corporation, which are the same shares that are the subject of the subsequent transaction in which the “balance of the outstanding securities of such class” are acquired. In the present context, however, acquiring common units of CMLP would not result in NRGM becoming an affiliate of CMLP because the holders of common units of CMLP, as is typical in publicly traded master limited partnerships, do not have the power to exercise control over CMLP. Instead, control resides with the general partner of CMLP (and control of NRGM similarly resides with its general partner). As a result of the “Precedent Transactions,” the general partners of CMLP and NRGM came under common control and accordingly NRGM became an “affiliate” of CMLP. While the form of the transaction is different than would be the case in a transaction involving the acquisition of a corporation, the Precedent Transactions are substantively identical to a multi-step acquisition in which an acquirer becomes an affiliate of a corporation as a result of acquiring voting securities of the corporation. Accordingly, NRGM respectively submits that not applying the multi-step transaction analysis to the present transaction would result in an outcome that is inconsistent with the position that would be taken by the Staff in the event the parties were corporations engaged in a multi-step transaction, even though the risks that Rule 13e-3 were designed to prevent are no more present in the Merger than in a comparable transaction

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involving corporations. NRGM also submits that if the parties had instead decided to structure the transactions so that the Precedent Transactions were consummated immediately after the Merger rather than before the Merger, NRGM would not have been an “affiliate” of CMLP at the time of the “initial purchase” and accordingly clearly would not be engaged in a Rule 13e-3 transaction. Similarly, the parties could have structured the transaction so that Crestwood Holdings entered into a separate agreement concurrently with the entry into the Merger Agreement pursuant to which Crestwood Holdings would contribute its CMLP Units to NRGM prior to the consummation of the Merger in exchange for 1.0700 NRGM Common Units per CMLP Unit contributed; in that case, the Merger would have fit within Q&A No. 8 in SEC Release No. 34-17719 (April 13, 1981) in that there would have been an initial acquisition of the CMLP Units by NRGM followed by the acquisition of the “balance of the outstanding securities of such class” in the Merger. The fact that the transactions could have been structured in such alternative ways while maintaining the identical terms of the Merger lends further support to NRGM’s belief that the Merger should not be viewed as a “Rule 13e-3 transaction.”

Finally, while NRGM acknowledges the Staff’s comment that the acquisition of the entire class of CMLP common units will not be for the same price2 and that Rule 13e-3(g)(2) is not available when security holders are offered an alternative of cash in substantially equal value to the equity security meeting the requirements of the exception, NRGM respectfully submits that the cash consideration payable to the owners of CMLP Units other than Crestwood Holdings should not undermine the above analysis and, in fact, the rationale underlying the Rule 13e-3(g)(2) exception further supports NRGM’s belief that the Merger should not be viewed as a transaction of the type that constitutes a “Rule 13e-3 transaction.” In adopting the Rule 13e-3(g)(2) exception, the Commission noted that “such transactions are outside the purpose of Rule 13e-3 since all holders of that class of security are on an equal footing and are permitted to maintain an equivalent or enhanced equity interest” (Release No, 34-16075 (August 2, 1979)). As noted above, in the Merger all owners of CMLP Units are maintaining an equivalent equity interest in that each holder’s ownership of NRGM relative to the other former holders of CMLP Units is equivalent to their relative ownership of CMLP Units prior to the Merger. As noted above, and indicated in our prior response, the $1.03 cash consideration to be paid to the owners of CMLP Units other than Crestwood Holdings is designed to compensate them for an initial expected post-Merger decline in cash distributions from the combined entity when compared to the distributions that owners of CMLP Units would have expected to receive on their CMLP Units in the absence of the Merger. The cash consideration in no way reduces the relative ownership of any holder of CMLP Units. If the Merger instead had been structured so that there would be no cash payment to the holders of CMLP Units other than Crestwood Holdings and such holders instead (like Crestwood Holdings) only received 1.0700 common units per CMLP Unit in the Merger, and the Staff determined the Merger constituted a “Rule 13e-3 transaction,” the Rule 13e-3(g)(2) exception would apply and the Merger would not be subject to Rule 13e-3. NRGM respectfully submits that concluding the Merger as actually structured constitutes a
“Rule 13e-3 transaction” would lead to the perverse result that a transaction in which unaffiliated holders are only benefitting as a result of receiving additional cash consideration would be subject to Rule 13e-3, whereas a transaction in which the unaffiliated holders only received the same consideration as Crestwood Holdings would not.

[2]	We note that the Staff’s observation that “Crestwood Holdings will receive different consideration from unaffiliated unit holders of CMLP, given that it will receive no cash in the merger and will instead receive an indirect controlling interest in the surviving entity” is not a correct summary of the Merger. In the Merger, Crestwood Holdings will receive only 1.0700 NRGM common units for each of its CMLP Units; as discussed above this is the same consideration that will be received by the other owners of CMLP Units except that such owners will also receive $1.03 in cash. Crestwood Holdings will not however receive “an indirect controlling interest in the surviving entity” as a result of the Merger.

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Outside Front Cover Page of Prospectus

2. We note your response to comment 3. Please revise the prospectus cover page to clarify that the 43.0% ownership by Crestwood unitholders following completion of the merger assumes that Crestwood Holdings will not exercise its rights under the Follow-On Contribution Agreement. In addition, on the prospectus cover page, page 13 and page 97, please disclose the percentage ownership by Crestwood unitholders following completion of the merger if Crestwood Holdings exercises its rights under the Follow-On Contribution Agreement.

Response:

We acknowledge the Staff’s comment, and will revise our disclosure on the cover page to clarify that the 43.0% ownership by the Crestwood unitholders following completion of the merger assumes that Crestwood Holdings does not exercise its rights under the Follow-On Contribution Agreement. In addition, we will revise our disclosure on the cover page and on pages 13 and 97 to disclose that the Crestwood unitholders will own approximately 38.2% of the outstanding Inergy Midstream common units following the completion of the merger, assuming that Crestwood Holdings does exercise its rights under the Follow-On Contribution Agreement.

Interests of Certain Persons in the Merger, page 74

Inergy Midstream, page 77

3. We note your response to comment 12. We believe that the payments from you to your named executive officers, as described in “—Accelerated Vesting of NRGY and Inergy Midstream Restricted Units” and “—Officer Severance Plan,” are otherwise related to the merger. Accordingly, please provide the disclosure required by Item 402(t) of Regulation S-K with respect to such payments.

Response:

We acknowledge the Staff’s comment, and will revise our disclosure to provide the below disclosure as required by Item 402(t) of Regulation S-K.

Quantification of Payments to Inergy Midstream’s Named Executive Officers.

The following table presents information about the gross payments paid or potentially payable to Inergy Midstream’s named executive officers, assuming each such named executive officer experienced a qualifying termination of employment on July 15, 2013 (or, if earlier, the date such named executive officer actually experienced a qualifying termination). The payments shown in this table are not subject to an advisory vote of NRGY, Inergy Midstream or Crestwood unitholders.

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Golden Parachute Compensation

Named Executive Officer (1)	Cash (2)	Equity (3)	Perquisite/ Benefits(4)	Total
John J. Sherman	$2,400,000	—	$31,000	$2,431,000
R. Brooks Sherman, Jr.	$2,190,000	$3,428,147	$31,000	$5,649,147
Michael J. Campbell	$1,500,000	$1,603,958	$31,000	$3,134,958
William C. Gautreaux	$1,500,000	$2,633,500	$31,000	$4,164,500
Laura L. Ozenberger	$1,500,000	$2,198,600	$31,000	$3,729,600

(1)	No amounts have been reflected for William R. Moler, Inergy Midstream’s former Senior Vice President – Natural Gas Midstream Operations, as Mr. Moler is not currently employed with Inergy Midstream and is not entitled to any additional payments or benefits in connection with the merger.
(2)	As described above, this amount equals the aggregate “double-trigger” cash severance payment provided or potentially payable to the named executive officers under the Officer Severance Plan upon a qualifying termination. For each named executive officer set forth above, this payment is equal to a multiple of three times the sum of his or her base salary and target annual bonus and will be paid in a lump sum unless otherwise required in order to comply with Section 409A of the Internal Revenue Code. These “double trigger” amounts are also subject to the relevant named executive officer’s execution, delivery and non-revocation of a release of claims. Messrs. John J. Sherman and R. Brooks Sherman each experienced a qualifying termination on June 19, 2013 entitling them to payments and benefits under the Officer Severance Plan.
(3)

As described above, this amount includes the value of the “double trigger” accelerated vesting of restricted common units of NRGY and Inergy Midstream provided for upon a qualifying termination under the amended terms of the award agreements applicable to such awards. Mr. R. Brooks Sherman, experienced a qualifying termination on June 19, 2013 entitling him to full vesting of all restricted NRGY and Inergy Midstream common units he held at such time. The amounts

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reflected above and below assume (A) with respect to each named executive officer other than Mr. R. Brooks Sherman, a price per unit of NRGY and Inergy Midstream common units of $16.24 and $25.53, respectively (the closing price per NRGY and Inergy Midstream common unit on July 15, 2013), (B) with respect to Mr. R. Brooks Sherman, a price per unit of NRGY and Inergy Midstream common units of $14.14 and $22.88, respectively (the closing price per NRGY and Inergy Midstream common unit on June 18, 2013, the date prior to which he experienced a qualifying termination) and (C) other than with respect to Mr. R. Brooks Sherman, the amount of the named executive officer’s respective unvested equity-based awards held as of July 15, 2013. The individual components of the amounts set forth above for each of Inergy Midstream’s named executive officers are reflected in the table below:

	Value of Accelerated NRGY Restricted Units	Value of Accelerated Inergy Midstream Restricted Units
John J. Sherman	—	—
R. Brooks Sherman, Jr.	$2,284,147	$1,144,000
Michael J. Campbell	$1,093,358	$510,600
William C. Gautreaux	$1,867,600	$765,900
Laura L. Ozenberger	$1,177,400	$1,021,200

Amounts attributable to fully-vested units and equitable adjustments of awards under the terms of NRGY and Inergy Midstream’s long-term incentive plans are not reflected in the tables above. Specifically, in connection with NRGY’s distribution to its unitholders of all of the Inergy Midstream common units it held, which distribution occurred on June 18, 2013 (the “Spin-Off”), each holder of unvested NRGY restricted common units received a cash payment in lieu of his or her pro rata share of the Inergy Midstream common units distributed upon the consummation of the Spin-Off. As of the date of the Spin-Off, our named executive officers held and received such cash payments with respect to the following numbers of NRGY restricted common units: Mr. R. Brooks Sherman 161,538; Mr. Campbell 67,325; Mr. Gautreaux 115,000; and Ms. Ozenberger 72,500. Mr. John J. Sherman did not hold NRGY restricted common units at such time.

(4)	As described above, the perquisite and other benefit amounts with respect to each individual include the estimated cost of two years of continued participation in the employer’s medical and dental plans for the named executive officers and their eligible dependents at no cost, as provided for under the terms of the Officer Severance Plan. This benefit is “double trigger” and is only provided for upon a qualifying termination. Messrs. John J. Sherman and R. Brooks Sherman each experienced a qualifying termination on June 19, 2013 entitling them to benefits under the Officer Severance Plan.

*        *        *         *        *

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In responding to the foregoing Staff comments, NRGM acknowledges that:

•	NRGM is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	NRGM may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Gillian A. Hobson of Vinson & Elkins L.L.P. at (713) 758-3747.

Very truly yours,

INERGY MIDSTREAM, L.P.

By: NRGM GP, LLC, its general partner

By:	/s/ Michael J. Campbell
Name:	Michael J. Campbell
Title:	Senior Vice President and Chief Financial Officer

Enclosures

cc:	Laura L. Ozenberger, Inergy Midstream, L.P.
Gillian A. Hobson, Vinson & Elkins L.L.P.
Kelly J. Jameson, Crestwood Midstream Partners LP
William E. Curbow, Simpson Thacher & Bartlett LLP